Exhibit 99.58

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

COASTAL CONTACTS ANNOUNCES RESIGNATION OF STUART BELKIN

Vancouver, British Columbia — February 7, 2012 - Coastal Contacts Inc. (“Coastal” or “the Company”) (TSX: COA, NASDAQ OMX: COA) today announced the resignation of Mr. Stuart Belkin from the Board of Directors for personal reasons. We thank Mr. Belkin for his significant contribution during his tenure as director.

“We truly appreciate his time and effort and are grateful that he shared with us his wisdom and experience,” stated Roger Hardy, Coastal’s Founder and CEO.

The Company’s Compensation and Corporate Governance committee is currently working to fill the vacancy with an independent director.

About Coastal Contacts Inc.:

Coastal Contacts Inc. is the planet’s biggest online eyewear company. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View project. Founded in 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal services customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastalcontacts.com